Exhibit 12.1

Sovereign Bancorp, Inc.

Ratio of earnings to fixed charges

Historical
	YTD 6/30/05	YTD 12/31/04	YTD 12/31/03	YTD 12/31/02	YTD 12/31/01	YTD 12/31/00
FIXED CHARGES:
Interest on deposits	$254,057	$303,045	$320,689	$458,287	$705,886	$735,087
Interest on borrowings	315,747	516,282	403,434	441,637	462,307	679,837
Preference Dividends	—	—	—	—	—	—
Accretion of debt premium and issuance expense	4,545	9,622	5,543	8,295	6,041	11,555
Portion of rent expense representative of interest	22,645	45,574	47,280	51,002	51,306	29,584

Total Fixed Charges including deposit interest	$596,994	$874,523	$776,946	$959,221	$1,225,540	$1,456,063
Total Fixed Charges excluding deposit interest	$342,937	$571,478	$456,257	$500,934	$519,654	$720,976
EARNINGS:
Income before taxes	$439,293	$581,222	$554,899	$466,555	$139,870	$(90,232)
Minority interest expense (Grossed up for taxes)	(15,220)	(28,200)	(30,110)	(30,880)	(25,577)	(10,288)
Less: Preference Security Dividends	—	—	—	—	—	—
Minority interest expense (pre-tax)	11,420	22,006	21,805	22,635	21,362	6,687
Total fixed charges including deposit interest	596,994	874,523	776,946	959,221	1,225,540	1,456,063

Total earnings including deposit interest in fixed charges	1,032,487	1,449,551	1,323,541	1,417,532	1,361,195	1,362,230
Less: Deposit interest	(254,057)	(303,045)	(320,689)	(458,287)	(705,886)	(735,087)

Total earnings excluding deposit interest in fixed charges	$778,430	$1,146,506	$1,002,852	$959,245	$655,309	$627,143
RATIOS OR DEFICIENCY:
Earnings/fixed charges

Including interest on deposits	1.73	1.66	1.70	1.48	1.11	deficiency(1)
Excluding interest on deposits	2.27	2.01	2.20	1.91	1.26	deficiency(1)
Deficiency in earnings to fixed charges including deposits	N/A	N/A	N/A	N/A	N/A	93,833
Deficiency in earnings to fixed charges excluding deposits	N/A	N/A	N/A	N/A	N/A	93,833

(1) We incurred a net loss in 2000 and as a result had a deficiency of $93.8 million for the ratio of earnings to fixed charges including interest and excluding interest.